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strada.tech
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strada.tech Rare chance. Big opportunity. Email us today. 📲
6d

brandontalbot_ 🙋‍♂️
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noahawatersiii ❤️
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chadlanc @linustech
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seed_creative Emailed
5d Reply

gregorykarydis Absolutely!!!
4d Reply

mrbrooksmixing Definitely #thatpart
5d Reply

wxlfgang.jpg That's literally what private equity is
3d Reply

124 likes
6 days ago

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